			     SECURITIES AND EXCHANGE COMMISSION
					           	Washington, DC 20549


						             	SCHEDULE 13D
			  Under the Securities Exchange Act of 1934


   					        (Amendment No.        )*

		       New World Communications Group, Inc.
          						(Name of Issuer)
			          Common Stock - Class A
					    (Title of Class of Securities)

           						  64927A103
	 					         (CUSIP Number)

	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
		     115 South Jefferson Road, Whippany, NJ 07981
       					      (201) 739-2202
		    	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

            					November 12, 1996
  		(Date of Event which Requires Filing of this Statement)


	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

	Check the following box if a fee is being paid with this statement
[ ] . (A fee is not required only if the reporting person: 1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO.  64927A103

                           								13D


  	NAME OF REPORTING PERSON
  	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1  BEAR, STEARNS & CO.  INC.
	  IRS #13-3299429

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
													(a) [  ]
													(b) [  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*:
  	WC, PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  	ITEMS 2(d)(e):
													      [ X ]
6  CITIZENSHIP OR PLACE OF ORGANIZATION:
  	Delaware

	             			7       SOLE VOTING POWER:

	                        3,304,203

	             			8       SHARED VOTING POWER:

                    					88,205

             				9       SOLE DISPOSITIVE POWER:

                    					3,304,203

             			10       SHARED DISPOSITIVE POWER:

	                    				88,205

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                     				3,392,408

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*:
												  [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                   			  9.2

14 TYPE OF REPORTING PERSON*:
  	BD

              				See Instructions Before Filling Out!

                         							SCHEDULE 13D


Item 1: Security and Issuer

	(a)     Title and Class:        Common Stock - Class A

	(b)     Name and address:       New World Communications Group, Inc.
                          							3200 Windy Hill Road
											                      Suite 1100-West
				                             Atlanta, Georgia 30339

Item 2: Identity and Background Identity

	(a)  Name:                      Bear, Stearns & Co. Inc. ("Bear	Stearns")

	(b)  Place of Organization:     Delaware

	(c)(i)   Principal Business:    Securities Broker/Dealer
	   (ii)  Address:               245 Park Avenue
                         								New York, NY 10167

	The following information with respect to each executive officer and director of Bear Stearns is set forth on Appendix I hereto: (i) name,
(ii) business address, and (iii) principal occupation or employment.

	(d)  None

	(e)  See Appendix II

	(f)  See Appendix I

Item 3:  Source and Amount of Funds or Other Consideration

	Working capital of Bear Stearns and personal funds of discretionary clients. The aggregate purchase price of the 11,384,863 shares of Common Stock was approximately $281,433,8131.

Item 4:  Purpose of Transaction

	Bear Stearns has acquired the Common Stock - Class A of New World Communications Group, Inc. in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear Stearns may acquireadditional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities. Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.

	Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

                						     SCHEDULE 13D



Item 5: Interest in Securities of the Issuer as of 11/12/96*

  (a) Number:                                                 3,392,408
   	  Percentage:                                                   9.2

  (b) 1. Sole power to vote or to direct the vote:            3,304,203
	     2. Shared power to vote or to direct the vote:             88,205
		    3. Sole power to dispose or to direct the disposition:  3,304,203
	     4. Shared power to dispose or to direct the disposition:   88,205

  (c) Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

  (d) Inapplicable.

  (e) Inapplicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

  	On or about November 20, 1996, The Bear Stearns Companies Inc. issued a US$73,193,785.27 Indexed Note due March 31, 1997 issued pursuant to the US$2,500,000,000 Euro-Dragon Medium Term Note Programme of The Bear Stearns Companies Inc. and Bear Stearns Bank plc whose principal repayment is linked to the market price of the Securities of the Issuer. In connection with the Indexed Note, Bear, Stearns International Limited entered into various security documents which require it to pledge an aggregate of 300,000 shares to secure its obligations under the security documents. The complete terms of the Indexed Note and security documents in the forms attached hereto as exhibits are incorporated by reference herein.


Item 7: Material to be Filed as Exhibits:

	Exhibit 1 - Note
	Exhibit 2 - Pricing Supplement
	Exhibit 3 - Deed of Guarantee
	Exhibit 4 - Mortgage of Shares

	* Bear Stearns currently has an interest in 612,812 New World Communications
Group, Inc. Series A 6.375% Preferred Stock, which are immediately convertable into 3,011,255 Common Stock - Class A. The figures in Item 5 represent the aggregate interest in New World Communications Group, Inc.
Common Stock - Class A that Bear Stearns would hold in the event that all of the Preferred Stock were converted.

Signature:

	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated: 11/22/96                                    BEAR, STEARNS & CO. INC.


                                   										By:    /s/
										                                        	Donald A. Martocchio
										                                        	Senior Managing Director







					 APPENDIX I
      DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.


       Name                 Principal Occupation or Employment

  Alan C. Greenberg         Chairman of the Board and Director

  James E. Cayne            President, Chief Executive Officer and Director

  Alan D. Schwartz          Executive Vice President and Director

  Warren J. Spector         Executive Vice President and Director

  Michael L. Tarnopol       Executive Vice President and Director

  John L. Knight            Director

  John M. Slade             Director Emeritus

  Kenneth L. Edlow          Secretary

  William J. Montgoris      Chief Operating Officer

  Michael J. Abatemarco     Controller and Assistant Secretary

  Michael Minikes           Treasurer

  Frederick B. Casey        Assistant Treasurer

  Mark E. Lehman            Executive Vice President, General Counsel and
                            Director

  Samuel L. Molinaro, Jr.   Chief Financial Officer



	John L. Knight is a citizen of the United Kingdom and his business address is One Canada Square London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear, Stearns & Co. Inc. is a wholly-owned subsidiary of The Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.











 						                        APPENDIX II
						                         REGULATORY



January 16, 1992:  In the Matter of the Distribution of Securities
Issued by Certain Government Sponsored Enterprises: We, along with most of the other major dealers and banks, have settled an SEC administrative proceeding relating to our participation in the primary distributions of certain unsecured debt securities issued by GSEs (such as Fannie Mae, Freddie Mac, Federal Home Bank) by agreeing to a $100,000 fine, an order that we cease and desist from any further recordkeeping violations in connection with the distribution of the securities and undertaking to develop, implement and maintain policies reasonably designed to assure our future compliance with proper recordkeeping rules.



                     APPENDIX III
                     Bear, Stearns & Co. Inc.



              				   NEW WORLD COMMUNICATIONS GROUP, INC.
	                 	  Trading from 9/13/96 through 11/21/96

               		       (Various Firm Accounts)
		                      (Aggregate Transactions)

  DATE   QUANTITY            DESCRIPTION           PRICE / ENTRY   AMOUNT
11/21/96   3,000   New World Communications Group     24.875     74,625.00
11/21/96  -3,000   New World Communications Group     24.875     -74,625.00
11/20/96    100    New World Communications Group       24        2,400.00
11/20/96   3,000   New World Communications Group     24.625     73,875.00
11/20/96  -3,000   New World Communications Group     24.625     -73,875.00
11/19/96   1,000   New World Communications Group      24.25     24,250.00
11/19/96   1,000   New World Communications Group     23.875     23,875.00
11/19/96  -1,000   New World Communications Group       24       -24,000.00
11/19/96  -3,000   New World Communications Group       24       -72,000.00
11/18/96   1,000   New World Communications Group     24.375     24,375.00
11/15/96   7,000   New World Communications Group      24.5      171,500.00
11/15/96  10,000   New World Communications Group     24.3125    243,125.00
11/15/96  -7,000   New World Communications Group      24.5     -171,500.00
11/15/96  -7,100   New World Communications Group     24.625    -174,837.50
11/14/96  -27,000  New World Communications Group      24.5     -661,500.00
11/14/96  -10,000 New World Communications Group (S    24.5     -245,000.00
11/14/96  -20,000 New World Communications Group (S   24.375    -487,500.00
11/13/96   2,000   New World Communications Group      24.25     48,500.00
11/13/96  -20,000  New World Communications Group     24.375    -487,500.00
11/13/96  -66,400 New World Communications Group (S   25.5281   -1,695,065.84
11/12/96  612,218  New World Communications Group    124.4736   76,204,978.44
             		    Series A-6.375% RED.PFD Stock
11/12/96   1,000   New World Communications Group      24.5      24,500.00
11/12/96   1,000   New World Communications Group       25       25,000.00
11/12/96  10,300   New World Communications Group     25.375     261,362.50
11/12/96  20,000   New World Communications Group     24.625     492,500.00
11/12/96  -20,000  New World Communications Group     25.625    -512,500.00
11/12/96  -20,000 New World Communications Group (S   24.625    -492,500.00
11/11/96    100    New World Communications Group     25.750      2,575.00
11/11/96   1,000   New World Communications Group     25.438     25,438.00
11/11/96   1,000   New World Communications Group     25.375     25,375.00
11/11/96  36,700   New World Communications Group     25.8126    947,322.42
11/11/96  -36,700  New World Communications Group     25.812    -947,300.40
11/11/96  -36,700 New World Communications Group (S   25.8126   -947,322.42
 11/8/96    170    New World Communications Group     24.875      4,228.75
 11/8/96  -2,000   New World Communications Group     25.625     -51,250.00
 11/7/96  56,000   New World Communications Group      24.75    1,386,000.00
 11/7/96  -56,000 New World Communications (Short)    24.75    -1,386,000.00
 11/6/96 -208,300  New World Communications Group     25.375    -5,285,612.50
 11/6/96  -37,900  New World Communications Group     25.438    -964,100.20
 11/6/96  -9,400   New World Communications Group      25.5     -239,700.00
 11/6/96  413,500  New World Communications Group     25.3965   10,501,452.75
 11/6/96  -35,000  New World Communications Group      25.57    -894,950.00
 11/6/96 -413,500 New World Communications (Short)   25.3965   -10,501,452.75
 11/5/96   -250    New World Communications Group      25.25     -6,312.50
 11/5/96 -411,400  New World Communications Group      25.5     -10,490,700.00
 11/5/96 -105,000  New World Communications Group     25.438    -2,670,990.00
 11/5/96  -14,400  New World Communications Group     25.625    -369,000.00
 11/5/96   2,000   New World Communications Group     25.563     51,126.00
 11/5/96  -10,000  New World Communications Group     25.313    -253,130.00
 11/5/96  789,200  New World Communications Group     25.1483   19,847,038.36
 11/5/96  667,200  New World Communications Group     25.4627   16,988,713.44
 11/5/96 -789,200 New World Communications (Short)   25.1483   -19,847,038.36
 11/5/96 -667,200 New World Communications (Short)   25.4627   -16,988,713.44
 11/4/96 -135,000  New World Communications Group     25.063    -3,383,505.00
 11/4/96 -184,200  New World Communications Group      25.25    -4,651,050.00
 11/4/96 -121,200  New World Communications Group     25.125    -3,045,150.00
 11/4/96  -78,000  New World Communications Group       25      -1,950,000.00
 11/4/96  -2,000   New World Communications Group     25.078     -50,156.00
 11/4/96  -32,000  New World Communications Group     25.188    -806,016.00
 11/4/96 -100,000  New World Communications Group     25.313    -2,531,300.00
 11/1/96  90,000   New World Communications Group     24.5881   2,212,929.00
 11/1/96  -28,800  New World Communications Group      24.5     -705,600.00
 11/1/96  -10,000  New World Communications Group     24.563    -245,630.00
 11/1/96  -5,000   New World Communications Group     24.813    -124,065.00
 11/1/96  -38,400  New World Communications Group     24.625    -945,600.00
 11/1/96  -90,000 New World Communications (Short)   24.5881   -2,212,929.00
10/31/96  -56,000  New World Communications Group      24.75    -1,386,000.00
10/30/96  -2,000   New World Communications Group      24.75     -49,500.00
10/29/96    135    New World Communications Group     24.375      3,290.63
10/29/96    500    New World Communications Group     24.625     12,312.50
10/29/96   1,000   New World Communications Group      24.5      24,500.00
10/29/96  -3,000   New World Communications Group      24.5      -73,500.00
10/28/96    300    New World Communications Group      24.75      7,425.00
10/28/96  90,000   New World Communications Group      25.65    2,308,500.00
10/28/96  116,000  New World Communications Group     25.625    2,972,500.00
10/28/96  -90,000 New World Communications (Short)    25.65    -2,308,500.00
10/28/96 -116,000 New World Communications (Short)   25.625    -2,972,500.00
10/25/96  66,400   New World Communications Group     25.5281   1,695,065.84
10/25/96  -35,900  New World Communications Group      25.5     -915,450.00
10/25/96  -30,000  New World Communications Group     25.715    -771,450.00
10/25/96  -66,400 New World Communications (Short)   25.5281   -1,695,065.84
10/24/96   1,050   New World Communications Group      25.75     27,037.50
10/24/96  -13,500  New World Communications Group      25.5     -344,250.00
10/24/96  -72,500  New World Communications Group     25.688    -1,862,380.00
10/24/96  -3,000   New World Communications Group     25.563     -76,689.00
10/23/96 -115,900  New World Communications Group     25.625    -2,969,937.50
10/23/96  -2,000   New World Communications Group      25.75     -51,500.00
10/23/96  -4,500   New World Communications Group      25.59    -115,155.00
10/22/96    100    New World Communications Group      25.5       2,550.00
10/22/96   1,000   New World Communications Group     25.625     25,625.00
10/22/96   6,400   New World Communications Group      25.75     164,800.00
10/22/96  -7,000   New World Communications Group     25.5625   -178,937.50
10/21/96   2,000   New World Communications Group     26.875     53,750.00
10/21/96  25,000   New World Communications Group      26.5      662,500.00
10/21/96    500    New World Communications Group     25.6875    12,843.75
10/21/96  -1,000   New World Communications Group     26.375     -26,375.00
10/21/96  -3,500   New World Communications Group      26.5      -92,750.00
10/21/96  -20,000  New World Communications Group      26.25    -525,000.00
10/18/96   7,000   New World Communications Group     26.8125    187,687.50
10/18/96  10,000   New World Communications Group      26.75     267,500.00
10/18/96  13,500   New World Communications Group     26.802     361,827.00
10/17/96    100    New World Communications Group       26        2,600.00
10/17/96    200    New World Communications Group     26.125      5,225.00
10/17/96  -1,000   New World Communications Group     26.375     -26,375.00
10/17/96  -9,000   New World Communications Group     26.125    -235,125.00
10/16/96  12,800   New World Communications Group     26.0625    333,600.00
10/16/96   2,000   New World Communications Group      26.25     52,500.00
10/16/96   5,000   New World Communications Group     26.188     130,937.50
10/16/96   5,000   New World Communications Group       26       130,000.00
10/16/96   3,200   New World Communications Group     26.125     83,600.00
10/16/96  -2,000   New World Communications Group       26       -52,000.00
10/16/96  -21,500  New World Communications Group      26.17    -562,655.00
10/15/96  -3,000   New World Communications Group     25.375     -76,125.00
10/15/96  -6,900   New World Communications Group      25.75    -177,675.00
10/15/96  -1,200   New World Communications Group     25.875     -31,050.00
10/15/96  -3,500   New World Communications Group     25.438     -89,033.00
10/15/96  -3,900   New World Communications Group      25.75    -100,425.00
10/15/96  -1,000   New World Communications Group     25.125     -25,125.00
10/15/96  -1,000   New World Communications Group      25.5      -25,500.00
10/15/96  -1,100   New World Communications Group     25.375     -27,912.50
10/15/96  -2,000   New World Communications Group      25.25     -50,500.00
10/14/96  -5,000   New World Communications Group     26.375    -131,875.00
10/14/96   2,400   New World Communications Group      26.25     63,000.00
10/14/96   2,000   New World Communications Group     26.375     52,750.00
10/14/96    700    New World Communications Group     26.125     18,287.50
10/11/96  -1,000   New World Communications Group     25.625     -25,625.00
10/11/96  -10,000  New World Communications Group     25.906    -259,060.00
10/11/96 -200,000  New World Communications Group     26.016    -5,203,200.00
10/11/96  -1,175   New World Communications Group      25.75     -30,256.25
10/11/96  -66,700  New World Communications Group     26.063    -1,738,402.10
10/11/96  -56,500  New World Communications Group     25.813    -1,458,434.50
10/11/96  -34,000  New World Communications Group       26      -884,000.00
10/11/96  -12,300  New World Communications Group     25.875    -318,262.50
10/11/96  -35,500  New World Communications Group     25.938    -920,799.00
10/11/96  -3,700   New World Communications Group      25.5      -94,350.00
10/10/96  -2,000   New World Communications Group     25.125     -50,250.00
10/10/96  -2,000   New World Communications Group     24.625     -49,250.00
10/10/96  -25,000  New World Communications Group     24.975    -624,375.00
10/10/96  17,000   New World Communications Group     25.125     427,125.00
10/10/96   3,000   New World Communications Group      25.5      76,500.00
10/10/96   4,000   New World Communications Group     25.875     103,500.00
 10/9/96  -75,000  New World Communications Group     24.858    -1,864,350.00
 10/9/96  21,500   New World Communications Group     24.813     533,479.50
 10/9/96   1,000   New World Communications Group       25       25,000.00
 10/9/96  28,501   New World Communications Group     24.875     708,962.38
 10/9/96  21,000   New World Communications Group      24.75     519,750.00
 10/9/96   1,000   New World Communications Group     24.375     24,375.00
 10/8/96  -3,400   New World Communications Group      25.25     -85,850.00
 10/8/96  -10,000  New World Communications Group     25.188    -251,880.00
 10/8/96  -10,000  New World Communications Group     25.125    -251,250.00
 10/8/96    300    New World Communications Group       25        7,500.00
 10/8/96  10,000   New World Communications Group     25.188     251,880.00
 10/8/96   5,000   New World Communications Group      25.25     126,250.00
 10/8/96   5,000   New World Communications Group     25.125     125,625.00
 10/8/96   1,300   New World Communications Group     25.625     33,312.50
 10/7/96  -1,000   New World Communications Group       25       -25,000.00
 10/7/96    250    New World Communications Group     24.875      6,218.75
 10/7/96   2,300   New World Communications Group       25       57,500.00
 10/7/96    500    New World Communications Group     24.313     12,156.50
 10/4/96   1,900   New World Communications Group     24.563     46,669.70
 10/4/96  10,000   New World Communications Group     24.125     241,250.00
 10/4/96    200    New World Communications Group     23.375      4,675.00
 10/4/96    300    New World Communications Group     23.438      7,031.40
 10/4/96  -2,000   New World Communications Group       24       -48,000.00
 10/4/96  -1,000   New World Communications Group     24.125     -24,125.00
 10/4/96  -7,500   New World Communications Group     24.063    -180,472.50
 10/4/96  -5,000   New World Communications Group      24.5     -122,500.00
 10/3/96   1,300   New World Communications Group      23.75     30,875.00
 10/2/96    100    New World Communications Group     23.625      2,362.50
 10/2/96  65,473   New World Communications Group     23.615    1,546,144.90
 10/2/96   2,000   New World Communications Group      23.75     47,500.00
 10/2/96  -1,000   New World Communications Group       24       -24,000.00
 10/2/96  46,000   New World Communications Group     23.563    1,083,898.00
 10/1/96    500    New World Communications Group     23.313     11,656.50
 10/1/96  49,400   New World Communications Group      23.25    1,148,550.00
 10/1/96  25,000   New World Communications Group     23.063     576,575.00
 10/1/96  13,700   New World Communications Group     23.375     320,237.50
 10/1/96   2,000   New World Communications Group       23       46,000.00
 10/1/96  47,000   New World Communications Group     23.125    1,086,875.00
 9/30/96 -117,400  New World Communications Group     23.063    -2,707,596.20
 9/30/96  -48,000  New World Communications Group     23.125    -1,110,000.00
 9/30/96   9,900   New World Communications Group     23.188     229,561.20
 9/30/96    200    New World Communications Group       23        4,600.00
 9/30/96  174,000  New World Communications Group     23.002    4,002,348.00
 9/30/96   1,900   New World Communications Group     23.625     44,887.50
 9/27/96  91,500   New World Communications Group     23.072    2,111,088.00
 9/27/96    300    New World Communications Group     22.625      6,787.50
 9/27/96  -37,000  New World Communications Group     23.063    -853,331.00
 9/27/96  -36,000  New World Communications Group     23.125    -832,500.00
 9/27/96  -15,000  New World Communications Group     23.188    -347,820.00
 9/27/96  -2,500   New World Communications Group      23.25     -58,125.00
 9/26/96  551,000  New World Communications Group     23.125    12,741,875.00
 9/26/96 -177,800  New World Communications Group     23.188    -4,122,826.40
 9/26/96 -366,800  New World Communications Group      23.25    -8,528,100.00
 9/26/96  -3,000   New World Communications Group     23.313     -69,939.00
 9/25/96   1,000   New World Communications Group      23.5      23,500.00
 9/25/96    200    New World Communications Group     23.375      4,675.00
 9/25/96   3,500   New World Communications Group     23.875     83,562.50
 9/25/96  287,500  New World Communications Group     23.348    6,712,550.00
 9/25/96  -38,000  New World Communications Group      23.5     -893,000.00
 9/25/96  -80,000  New World Communications Group     23.3125   -1,865,000.00
 9/25/96 -139,500  New World Communications Group     23.4375   -3,269,531.25
 9/25/96  -40,000  New World Communications Group     23.5625   -942,500.00
 9/20/96   1,000   New World Communications Group       23       23,000.00
 9/19/96   2,000   New World Communications Group     22.875     45,750.00
 9/19/96    400    New World Communications Group     22.4375     8,975.00
 9/19/96  -6,000   New World Communications Group       23      -138,000.00
 9/19/96  -1,000   New World Communications Group     23.0625    -23,062.50
 9/18/96    300    New World Communications Group      23.75      7,125.00
 9/18/96   3,000   New World Communications Group     22.625     67,875.00
 9/17/96   1,000   New World Communications Group     22.875     22,875.00
 9/17/96  20,000   New World Communications Group       23       460,000.00
 9/17/96  -20,000  New World Communications Group       23      -460,000.00
 9/16/96   2,500   New World Communications Group      23.02     57,550.00
 9/16/96  297,000  New World Communications Group     23.0053   6,832,574.10
 9/16/96   1,000   New World Communications Group     23.5625    23,562.50
 9/16/96  -84,500  New World Communications Group     23.0625   -1,948,781.25
 9/16/96 -144,500  New World Communications Group     23.125    -3,341,562.50
 9/16/96  -25,000  New World Communications Group      23.02    -575,500.00
 9/13/96  96,500   New World Communications Group       23      2,219,500.00
 9/13/96  -84,200  New World Communications Group     23.0625   -1,941,862.50

              		  (Various Discretionary Accounts)
			               (Aggregate Transactions)

 11/4/96  10,000   New World Communications Group      25.25     252,500.00
 9/17/96   2,500   New World Communications Group      23.02     57,550.00
 9/16/96  20,000   New World Communications Group      23.02     460,400.00







Exhibit 1 - Note

THE BEAR STEARNS COMPANIES INC.
(Incorporated under the laws of the State of Delaware, United States of America)

U.S. $76,193,785.27 Indexed Note due March 31, 1997
issued pursuant to the U.S. $2,500,000,000 Euro-Dragon Medium Term Note Programme of The Bear Stearns Companies Inc. and Bear Stearns Bank p.l.c.


THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF WITHOUT THE PRIOR WRITTEN CONSENT OF THE ISSUER AND IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF, ON ITS OWN BEHALF AND ON BEHALF OF ANY ACCOUNT FOR WHICH IT IS PURCHASING THIS NOTE OR ANY INTEREST OR PARTICIPATION HEREIN, AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH NOTE OR ANY INTEREST OR PARTICIPATION HEREIN ONLY TO, OR FOR THE ACCOUNT OR BENEFIT OF, (A) THE ISSUER OR A DEALER (AS DEFINED IN THE OFFERING CIRCULAR FOR THE
NOTE), (B) A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT), (C) AN "ACCREDITED INVESTOR" (AS DEFINED IN RULE 501(A)(1), (2) OR (3) UNDER THE SECURITIES ACT) WHO IS AN INSTITUTION THAT, PRIOR TO SUCH TRANSFER, FURNISHES A WRITTEN CERTIFICATION CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS NOTE (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE REGISTRAR AND THE TRANSFER AGENTS), (D) OUTSIDE THE UNITED STATES IN A TRANSACTION WHICH MEETS THE REQUIREMENTS OF RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR
(F) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. UPON ANY TRANSFER OF THIS NOTE OR ANY INTEREST OR PARTICIPATION HEREIN PURSUANT TO CLAUSE (C), (D) OR (F) ABOVE, THE HOLDER WILL BE REQUIRED TO FURNISH TO THE ISSUER SUCH CERTIFICATIONS (WHICH IN THE CASE OF TRANSFERS PURSUANT TO CLAUSES (C) OR (D) CAN BE OBTAINED FROM THE REGISTRAR AND THE TRANSFER AGENTS), LEGAL OPINIONS OR OTHER INFORMATION AS EITHER OF THEM MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE HOLDER WILL ALSO BE REQUIRED TO DELIVER TO THE TRANSFEREE OF THIS NOTE OR ANY INTEREST OR PARTICIPATION THEREIN A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.
ANY RESALE OR OTHER TRANSFER OR ATTEMPTED RESALE OR OTHER TRANSFER OF THIS NOTE MADE OTHER THAN IN COMPLIANCE WITH THE FOREGOING RESTRICTION SHALL NOT BE RECOGNISED BY THE ISSUER, THE REGISTRAR OR ANY OTHER AGENT OF THE ISSUER.

This Note of U.S. $76,193,785.27 (the "Note") of The Bear Stearns Companies Inc. (the "Issuer") is issued as a Registered Note in the denomination of U.S. $76,193,785.27 in an aggregate principal amount of U.S. $76,193,785.27. References herein to the Conditions shall be to the Terms and Conditions set out in Schedule 1 to the Trust Deed (as defined below) which shall be incorporated by reference herein and have effect as if set out hereon as modified and supplemented by the Pricing Supplement (the "Pricing Supplement") (or the relevant provisions thereof) attached hereto but, in the event of any conflict between the provisions of the said Terms and Conditions and the information in the Pricing Supplement, the Pricing Supplement will prevail. Words and expressions defined in the Conditions shall bear the same meanings when used in this Note. This Note is issued subject to, and with the benefit of, the Conditions and a Trust Deed (the "Trust Deed") dated 4th August, 1994, as supplemented by a First Supplemental Trust Deed dated 30th November, 1995, each made between the Issuer and Morgan Guaranty Trust Company of New York as trustee for the holder of the Note, and as further supplemented and restated by a Second Supplemental Trust Deed dated 20th November, 1996 between such parties and Bear Stearns Bank p.l.c.

THIS IS TO CERTIFY the Noteholder is the registered holder of the above-mentioned Registered Note and is entitled on the Maturity Date or on such earlier date as this Note may become due and repayable in accordance with the Conditions and the Trust Deed, to the amount payable on redemption of this Note calculated and payable as provided in the Conditions and the Trust Deed together with any other sums payable under the Conditions and the Trust Deed.

This Note shall not be valid unless authenticated by The Chase Manhattan Bank as Registrar.

IN WITNESS whereof the Issuer has caused this Note to be signed on its behalf on 20th November, 1996.


THE BEAR STEARNS COMPANIES INC.


By:
 .................................................
   Duly Authorised


Authenticated by
The Chase Manhattan Bank


By: ...........................................
    Duly Authorised







Exhibit 2 - Pricing Supplement


THIS NOTE IS NOT TRANSFERABLE WITHOUT THE PRIOR WRITTEN CONSENT OF THE ISSUER. THE NOTEHOLDER SHOULD UNDERSTAND THAT IN CERTAIN CIRCUMSTANCES IT MAY NOT RECEIVE THE FULL AMOUNT OF ITS INITIAL INVESTMENT ON THE MATURITY DATE, AS MORE FULLY SET OUT BELOW.

PRICING SUPPLEMENT


As of November 20, 1996


The Bear Stearns Companies Inc.
U.S. $76,193,785.27 Indexed Note due March 31, 1997
issued pursuant to the U.S. $2,500,000,000 Euro-Dragon Medium Term Note Programme of The Bear Stearns Companies Inc. and Bear Stearns Bank p.l.c.


Terms used herein shall be deemed to be defined as such for the purposes of the Conditions.

1.
Series Number (of each
Tranche, if applicable)
and, if not a new Series,
the date from which the
Tranche being issued will
form a single Series with
the other Notes comprised
in that Series:





106.





2.
Whether Notes are in
bearer and/or registered
form:
Registered.





3.
Whether Notes will
initially be represented
by a Temporary Global Note
and/or Registered Global
Notes and/or Reg. S Global
Note and/or definitive
Registered Notes and, in
each case, the initial
aggregate nominal amount
which each such global
Note will represent and/or
of definitive Registered
Notes to be issued:








Definitive Registered Note in a
nominal amount of U.S.
$76,193,785.27.





4.
Specified Currency (or
currencies in the case of
Dual Currency Notes):


United States Dollars.





5.
Aggregate Nominal Amount:
U.S. $76,193,785.27 .





6.
Interest/Payment Basis
and, if more than one, the
dates during which each
Interest/Payment Basis
will apply and/or details
as to if convertible
automatically or at option
of Issuer and/or
Noteholders into a Note of
another Interest/Payment
Basis:







Indexed Notes with zero coupon.





7.
Issue Date:
November 20, 1996.





8.
Specified Denominations:
U.S. $76,193,785.27 .





9.
Issue Price:
100 per cent.





10.
Maturity Date:
March 31, 1997.





11.
Final Redemption Amount:
The Final Redemption Amount shall be the resultant in U.S. dollars of the following:

(a + b) - c
where -

"a" is

(i)     if the Maturity Value (as defined in
paragraph 14 below) on the Maturity
Date is greater than U.S.
$78,376,945.14 (the "Cap Price"), the
Cap Price;

(ii)    if the Maturity Value on the Maturity
Date is equal to the Cap Price or
less than the Cap Price but greater
than the Floor Price (as defined in
(iii) below), such Maturity Value; or

(iii)   if the Maturity Value on the Maturity
Date is less than or equal to U.S.
$73,908,242.72 (the "Floor Price"),
the aggregate of such Maturity Value
and the lesser of (x) the difference
between the Floor Price and such
Maturity Value and (y) U.S.
$28,191,700.55,

subject to adjustment as provided in
paragraph 19(a)(ii) below;

 "b" is equal to the aggregate value of all dividends and any other distributions
(including all cash dividends (each an
"Expected Dividend") the "ex-dividend" date or dates for which occurs or occur in the period mentioned below, subject to the proviso below) declared by the Reference
Party in respect of the Underlying
Securities or (if the Merger (as defined below) has been concluded, in the reasonable opinion of the Calculation
Agent) by News Corp. (as defined below) in respect of the P Stock (as defined below) into which the Underlying Securities are convertible on the Merger in the period from and including November 6, 1996 (or, in the case of P Stock, the date of the Merger) to but excluding the Maturity Date, provided however that if the "ex-dividend" date for an Expected Dividend falls within five (5) Trading Days (as defined in paragraph 14 below) of the Maturity Date, the value of such Expected Dividend to be aggregated in determining "b" hereunder shall be reduced as follows:

(i) by 20 per cent. if such "ex-dividend" date occurs four Trading Days prior to the Maturity Date;

(ii) by 40 per cent. if such "ex-dividend" date occurs three Trading Days prior to the Maturity Date;

(iii) by 60 per cent. if such "ex-dividend" date occurs two Trading Days prior to the Maturity Date; and

(iv) by 80 per cent. if such "ex-dividend" date occurs one Trading Day prior to the Maturity Date; and

if such "ex-dividend" date occurs on the Maturity Date, the value of such Expected
Dividend shall be totally disregarded in determining "b" hereunder; and

"c" is equal to U.S.$250,000.






12.
Reference Party:
New World Communications Group, Inc.
("NWCG").





13.
Underlying Securities:
612,128 shares of Series A 6.375 per
cent. Cumulative Redeemable Preferred
Stock  of  par value of U.S. $0.01
each of the Reference Party.





14.
Maturity Value/Index:
The market value of the Underlying
Securities (the "Maturity Value") on
the Maturity Date shall be the amount
in U.S. dollars equal to (i) if the
Merger has not, in the reasonable
opinion of the Calculation Agent,
been concluded prior to the Maturity
Date, the average of the closing bid
prices on the NASDAQ National Market
("NASDAQ") for shares of Common Stock
of par value of U.S. $0.01 each of
the Reference Party (CUSIP No.
64927A103) ("Common Stock") for the
five (5) Trading Days immediately
prior to the Maturity Date multiplied
by the number of shares of Common
Stock into which the Underlying
Securities are convertible on the
Maturity Date in accordance with the
terms thereof or (ii) if the Merger
has, in the reasonable opinion of the
Calculation Agent, been concluded
prior to the Maturity Date, the
average of the closing prices
reported on the New York Stock
Exchange, Inc. (the "NYSE") for the
American Depositary Receipts each of
which represents four (4) fully paid
and non-assessable Preferred Limited
Voting Ordinary Shares of par value
of A$0.50 each of The News
Corporation Limited ("News Corp.").
(NYSE Symbol:  NWS-P) (CUSIP No.
652487802) ("P Stock") for the five
(5) Trading Days immediately prior to
the Maturity Date multiplied by the
number of P Stock into which the
Underlying Securities are convertible
on the Merger in accordance with the
terms thereof.

For the purposes hereof:

"Merger" means the merger of the
Reference Party with and into a
subsidiary of Fox Television
Stations, Inc., an indirect
subsidiary of News Corp., pursuant to
the terms of the Agreement of Merger
dated as of September 3, 1996 by and
among News Corp., the Reference
Party, NWCG (Parent) Holdings
Corporation and NWCG Holdings
Corporation or pursuant to terms
which are, in the opinion of the
Calculation Agent in its reasonable
good faith discretion, substantially
similar thereto;

"Trading Day" means a day that is a
trading day on NASDAQ or the NYSE (as
the case may be) other than a day on
which trading thereon is scheduled to
close prior to its regular weekday
closing time or on which, in the sole
and absolute opinion of the
Calculation Agent, there is a Market
Disruption Event; and

"Market Disruption Event" means the
occurrence or existence on the
relevant day during the one half-hour
period that ends at the official
closing time of trading on NASDAQ or
the NYSE (as the case may be) of any
suspension of or limitation imposed
on trading (by reason of movements in
price exceeding limits permitted by
such entity or otherwise) on (i)
NASDAQ in shares of Common Stock or
(ii) on the NYSE in P Stock (as the
case may be) or (in either case)
options or futures contracts thereon
if, in the reasonable good faith
determination of the Calculation
Agent, such suspension or limitation
is material.





15.
The calculation agent
responsible for
calculating the Final
Redemption Amount:
Bear, Stearns & Co. Inc. (the
"Calculation Agent").





16.
The provisions regarding
calculation of the Final
Redemption Amount where
such calculation by
reference to the Maturity
Value/Index is impossible
and/or impracticable:
As determined by the Calculation
Agent (in its reasonable good faith
discretion).





17.
Issuer's Optional
Redemption:
None.





18.
Redemption at Option of
the Noteholders:
No





19.
Other terms:
(a)     (i) If prior to the Maturity
Date the Reference Party
consolidates, sub-divides or
reclassifies the Underlying
Securities or consolidates or merges
with and into or sells or conveys all
or substantially all of its assets to
an entity other than pursuant to the
Merger, all references herein to the
"Underlying Securities" shall
thereafter be deemed to refer to the
number of shares of equity and the
amount of other securities and
property (including cash) to which a
holder of the number of shares equal
to the Underlying Securities would be
entitled upon completion of



such an event and the manner of
determining the Maturity Value on the
Maturity Date shall be determined in
the reasonable good faith discretion
of the Calculation Agent.





(ii) If cash dividends declared by
the Reference Party in respect of the
Underlying Securities or (if the
Merger has been concluded, in the
reasonable opinion of the Calculation
Agent) by News Corp. in respect of
the P Stock into which the Underlying
Securities are convertible on the
Merger in the period from and
including November 6, 1996 (or in the
case of P Stock, the date of the
Merger) to but excluding the Maturity
Date have gone "ex-dividend" during
such period, then the Cap Price and
the Floor Price (both as defined in
paragraph 11 above) shall each be
reduced by the aggregate value of
such dividends that would have been
paid to the relevant holder in
respect of the Underlying Securities
or such P Stock, save that where the
"ex-dividend" date for any such cash
dividend falls within five (5)
Trading Days of the Maturity Date,
the value of such dividends to be
aggregated in determining the amount
of the reduction hereunder shall be
reduced in accordance with the
proviso to the definition of "b" in
paragraph 11 above.  If any cash
dividend which is expected (pursuant
to the terms of the relevant
Securities) to be declared or paid in
full by the Reference Party (in
respect of the Underlying Securities)
or, as the case may be, News Corp.
(in respect of the P Stock) into
which the Underlying Securities are
convertible on the Merger in the
period from and including November 6,
1996 (or in the case of P Stock, the
date of the Merger) to but excluding
the Maturity Date is not declared or
paid in full in such period, then the
Calculation Agent shall make such
adjustment to the Cap Price and the
Floor Price as it shall deem
appropriate in its reasonable good
faith discretion, taking into account
fully the terms and conditions of the
Underlying Securities or the P Stock,
as the case may be.

	(iii)   Without limiting the foregoing,
the Calculation Agent in its
reasonable good faith discretion
shall determine the appropriate
adjustment, if any, to be made to the
Maturity Value in order to take into
account (in the case of the P Stock
or News Corp., only if the Merger has
been calculated in its reasonable
opinion) (A) any tender offer
(whether partial or complete) with
respect to the Underlying Securities
or the P Stock or a liquidation,
bankruptcy, insolvency or similar
proceeding with respect to the
Reference Party or News Corp. or if
any other similar event with respect
to the Underlying Securities or the P
Stock or the Reference Party or News
Corp. occurs, or if the Underlying
Securities or the P Stock or all or
substantially all of the Reference
Party's or News Corp.'s property is
nationalized, expropriated or
otherwise required to be transferred
to any governmental agency, authority
or entity, or if NASDAQ or the NYSE
(as the case may be) ceases to list
or otherwise include the Common Stock
or the P Stock, respectively, and, in
any such case, the Calculation Agent
determines that any such event
changes the expected economic
consequences of this issue in any
material respect; or (B) a takeover
offer for the Underlying Securities
or the P Stock that results in a
transfer of or an irrevocable
commitment to transfer the Underlying
Securities or the P Stock (other than
the securities owned or controlled by
the offeror), if the takeover date
(as determined by the Calculation
Agent in its sole discretion) is on
or before the Maturity Date; or (C)
any other event occurring in relation
to the Underlying Securities or the P
Stock (other than an event
contemplated by the Merger Agreement
or the proxy statement relating to
the Merger) prior to the Maturity
Date which has a diluting or
concentrative effect on the Maturity
Value, in all cases so as to preserve
the economic equivalent of the rights
of the holder of the Note immediately
prior thereto and as are necessary to
effect the intent of the parties with
respect to the expected economic
consequences of the issue of the
Note.

All adjustments under this sub-
paragraph (a) (which may include
cancellation of the Note in whole or
in part) shall be made by the
Calculation Agent, which shall notify
the Issuer and the holder of the Note
of any adjustment pursuant to this
section and the date of its
effectiveness.

(b)     The Note will not be redeemable
in any circumstances prior to the
Maturity Date (including on an Event
of Default or for taxation reasons)
and, accordingly, neither Condition
7(b) nor Condition 10 shall apply.





20.
Method of distribution and
name of Dealer:
Non-syndicated.  The Dealer for the
issue of the Note is Bear, Stearns &
Co. Inc.





21.
Notes to be listed on a
Stock Exchange:

No.





22.
Taxation:
For a discussion of the U.S. federal
income tax consequences to holders of
the Note who are not required and
have not elected to include original
issue discount ("OID") currently, see
the discussion under the caption
headed "Short Term Notes" in the
Offering Circular for the Programme.
For such holders, the excess of the
contingent amount paid at maturity
over the issue price will likely be
treated as interest income.  Holders
should consult their own tax advisers
with respect to the U.S. federal
income tax consequences of acquiring
a Note, disposing of it prior to
maturity or holding it until
maturity.





23.
Notices:
Notices to the Noteholder in
connecton with the Note.




24.
Noteholder's
Representations:
By purchasing the Note, the
Noteholder represents and agrees
that:

(a)     it has sufficient knowledge and
experience and has taken such
professional advice as it
thinks necessary to make its
own evaluation of the merits
and risks involved in
purchasing the Note and in
making an investment of this
type;

(b)     it understands that the Note is
linked to the performance of
the Underlying Securities, the
Common Stock and/or the P Stock
(as the case may be) and that
in certain circumstances, it
may not receive the full amount
of its original investment upon
the maturity of the Note;

(c)     it understands that since the
Calculation Agent is an
affiliate of the Issuer,
potential conflicts of interest
may exist between the
Calculation Agent and the
Noteholder.  However, the
Noteholder acknowledges that,
in acting hereunder (other than
as set out in this Pricing
Supplement), the Calculation
Agent is acting as agent of the
Issuer and shall not thereby
assume any obligations towards
or relationship of agency or
trust for or with the
Noteholder; and

(d)     it understands that this Note
cannot be transferred without
the prior written consent of
the Issuer.



For and on behalf of The Bear Stearns Companies Inc.



By: ........................................................................
   	Authorised Signatory







Exhibit 3 - Deed of Guarantee


DEED OF GUARANTEE

THIS DEED OF GUARANTEE is dated November 20, 1996 and is made by

(1)     BEAR, STEARNS INTERNATIONAL LIMITED (the "Guarantor") in favour of

(2) Noteholder (the "Beneficiary"), the holder of the U.S. $76,193,785.27 Indexed Note due March 31, 1997 (the "Note") issued by The Bear Stearns Companies Inc. (the "Issuer") pursuant to the U.S. $2,500,000,000 Euro-Dragon Medium Term Note Programme of the Issuer and Bear Stearns Bank p.l.c.

WHEREAS:

the Note is to be issued with the benefit of this Deed of Guarantee.

NOW THIS DEED WITNESSES as follows:

1.      GUARANTEE

	For good and valuable consideration, receipt of which is acknowledged, the Guarantor as primary obligor unconditionally and irrevocably by way of deed poll (i) guarantees to the Beneficiary by way of continuing guarantee the payment when due of all amounts payable by the Issuer under the Note, and (ii) agrees that if the Issuer shall fail for any reason whatsoever to make any payment as and when the same becomes due under the Note the Guarantor will on demand (without requiring the Beneficiary first to take steps against the Issuer or any other person) pay to the Beneficiary such amount free of all deductions and withholdings whatsoever, unless otherwise required by law. If any deduction or withholding must be made by law then the Guarantor will pay such additional amounts as may be necessary to ensure that the Beneficiary receives the full amount provided for in the Note.

2.      TIME, INDULGENCE ETC.

The obligations of the Guarantor hereunder shall not be affected by any matter or thing which but for this provision might operate to affect such obligations including without limitation (i) any time or indulgence granted to or composition with the Issuer or any other person, (ii) the taking, variation, renewal or release of, or neglect to perfect or enforce, or any delay or waiver in perfecting or enforcing, any rights, remedies or securities against the Issuer or any other person, (iii) any unenforceability or invalidity of any obligations of the Issuer so that this Deed of Guarantee shall be construed as if there were no such unenforceability or invalidity, (iv) any modification of the Note or any obligations thereunder, or (v) any acceleration of the maturity of the Note or any obligations thereunder.

3.      WARRANTIES

	The Guarantor warrants that (i) it is a company duly incorporated with limited liability and validly existing under the laws of England, (ii) this Deed of Guarantee is its legally binding obligation enforceable in accordance with its terms and is provided for the corporate benefit of the Issuer and its subsidiaries (including the Guarantor), (iii) all necessary governmental consents and authorisations and corporate approvals and authorisations for the giving and implementation of this Deed of Guarantee have been obtained and (iv) the execution, delivery and performance of this Deed of Guarantee do not conflict with any applicable provision of law or regulation or of the Guarantor's memorandum or articles of association or any agreement, instrument, deed or other obligation binding upon it.

4.      SUBROGATION

Until all amounts which may be or become payable under the Note have been irrevocably paid in full, the Guarantor shall not by virtue of this Deed of Guarantee be subrogated to any rights of the Beneficiary or claim in competition with the Beneficiary against the Issuer.

5.      EXPENSES

The Guarantor agrees to pay on demand all out-of-pocket expenses (including without limitation the reasonable fees and disbursements of Beneficiary's counsel) incurred in the enforcement or protection of the rights of the Beneficiary hereunder; provided that the Guarantor shall not be liable for any expenses of the Beneficiary if no payment under this Deed of Guarantee is due.

6.      REPAYMENT

If any payment received by the Beneficiary is, on the subsequent liquidation or insolvency of the Issuer, avoided under any laws relating to liquidation or insolvency, such payment will not be considered as having discharged or diminished the liability of the Guarantor and this Deed of Guarantee will continue to apply as if such payment had at all times remained owing by the Issuer.

7.      STATUS OF GUARANTEE

	The obligations of the Guarantor under this Deed of Guarantee and the Mortgage of Shares dated the date hereof between the Guarantor and the Beneficiary constitute direct, unconditional, unsubordinated and secured obligations of the Guarantor and rank pari passu.

8.      ASSIGNMENT

The Beneficiary may not assign any of its rights under this Deed of Guarantee (without the consent of the Guarantor).

9.      NOTICES

	All notices and demands to the Guarantor in connection with this Deed of Guarantee shall be deemed effective, if in writing and delivered in person or by courier, on the date delivered to the following address (or such other address which the Guarantor shall notify the Beneficiary of in writing):

Bear, Stearns International Limited
One Canada Square
London E14 5AD

Attention:      Derivatives

with a copy to:

The Bear Stearns Companies Inc.
245 Park Avenue, New York, New York 10167

Attention:      Legal - 11th Floor

10.     GOVERNING LAW

(a) This Deed is governed by and shall be construed in accordance with the laws of England.

(b) The Guarantor hereby submits to the non-exclusive jurisdiction of the United States District Court for the Southern District of New
York and of any New York state court sitting in New York City for the purposes of all legal proceedings arising out of or relating to this Deed or the transactions contemplated hereby. The
Guarantor irrevocably waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

IN WITNESS WHEREOF this Deed has been entered into as a deed and has been delivered on the date stated at the beginning hereof.

EXECUTED as a deed      )
by BEAR, STEARNS                )
INTERNATIONAL LIMITED   )
acting  by                      )
and                             )


 .............................       ................................
Director                            Director/Secretary








Exhibit 4 - Mortgage of Shares


THIS MORTGAGE OF SHARES is made as a deed on November 20, 1996 BETWEEN:

(1) BEAR, STEARNS INTERNATIONAL LIMITED (the "Chargor") incorporated in England under registered number 1592029 and having its registered office at One Canada Square, London E14 5AD; and

(2) The Noteholder (the "Beneficiary"), the holder of the U.S. $ 76,193,785.27 Indexed Note due March 31, 1997 (the "Note") issued by The Bear Stearns Companies Inc. (the "Issuer") pursuant to the U.S.
$2,500,000,000 Euro-Dragon Medium Term Note Programme of the Issuer and Bear Stearns Bank p.l.c.

WHEREAS:

(A) By a Deed of Guarantee (the "Guarantee") dated November 20, 1996 made by the Chargor in favour of the Beneficiary, the Chargor agreed to unconditionally and irrevocably guarantee the obligations of the Issuer under the Note.

(B) The Chargor has agreed to provide collateral to secure its obligations under the Guarantee on the terms of this mortgage.

IT IS AGREED as follows:

1.      INTERPRETATION
1.1     In this mortgage:
"Account" means the account at BSSC (as defined below) in which the Security Assets will be held which shall be known as "Bear, Stearns International Limited Collateral Account FBO Noteholder under a Mortgage of Shares dated November 20, 1996";

"Default" means a default by a Security Party of any of its obligations under any Security Document;

"Event of Default" means a default by a Security Party of any of its obligations under any Security Document, which default shall not have been cured or waived within five business days of notice from the Beneficiary requiring the same;

"Secured Liabilities" means the aggregate of all sums of money and liabilities from time to time owing by the Issuer or the Chargor to the Beneficiary under the Note and the Guarantee (whether actual or contingent, joint or several) and including the reasonable legal costs and expenses of enforcement of this mortgage;

"Securities" means;

(i) cash;

(ii) negotiable debt obligations issued by the U.S. Treasury Department;

(iii) mortgage participation certificates in book-entry form, the timely payment of interest at the applicable certificate rate and the ultimate collection of principal of which are guaranteed by the Federal Home Loan Mortgage Corporation (excluding multi-class REMIC pass-through certificates and pass-through certificates backed by adjustable rate mortgages and excluding securities paying interest or principal only);

(iv) mortgage pass-through certificates in book-entry form, the full and timely payment of interest at the applicable certificate rate and the ultimate collection of principal of which are guaranteed by the Federal National Mortgage Association (excluding multi-class REMIC pass-through certificates and pass-through certificates backed by adjustable rate mortgages and excluding securities paying interest or principal only);

(v) fully modified pass-through certificates in book-entry form, the full and timely payment of principal and interest of which are guaranteed by the Government National Mortgage Association (excluding multi-class REMIC pass-through certificates and pass-through certificates backed by adjustable rate mortgages and excluding securities paying interest or principal only); or

(vi)    P Stock;

"Security Assets" means the Shares, the Account and all other rights, assets or property referred to in Clause 2(a) and (b) below;

"Security Documents" means the Note, the Guarantee, this mortgage and any other document present or future in connection with it or evidencing or creating security for the Secured Liabilities;

"Security Party" means each party to a Security Document other than the Beneficiary; and

"Shares" means 300,000 shares of Series A 6.375 per cent. Cumulative Redeemable Preferred Stock of par value of U.S. $ 0.01 each of New World Communications Group, Inc.

1.2     In this mortgage, unless the contrary intention appears, a reference to:
(a) a provision of law is a reference to that provision as amended or re-enacted;

(b)     a clause is a reference to a clause of this mortgage;

(c)     words importing the plural include the singular and vice versa;

(d)     a person includes its permitted successors and assigns; and

(e) any document is a reference to that document as amended, novated or supplemented.


1.3 Terms defined in the Note have the same meaning when used in this mortgage unless otherwise defined in this mortgage.

1.4 The headings in this mortgage are for convenience only and are to be ignored in construing this mortgage.

2.      SECURITY
For good and valuable consideration, receipt of which is acknowledged, the Chargor with full title guarantee and as security for the Secured
Liabilities:

(a) mortgages and charges the Shares and the Account to the Beneficiary by way of a first legal mortgage; and

(b) mortgages and charges and agrees to mortgage and charge to the Beneficiary by way of a first legal mortgage any Securities substituted pursuant to Clause 4 for the Shares (or any of them) or other Security Assets, and any proceeds from the sale of the Shares and the other Security Assets, subject as provided in Clause 4 below and provided that upon payment in full of all sums which may be or become payable under the Note and the other Security Documents and the full performance of each Security Party's obligations under them the Beneficiary, at the request and expense of the Chargor, will release to the Chargor all the right, title and interest of the Beneficiary in or to the Security Assets and will give such instructions and directions as the Chargor may require in order to perfect such release.

To the extent a court of competent jurisdiction determines that the laws of the State of New York or the State of Delaware are deemed to govern the validity or perfection of the interest granted hereunder in the Security Assets, the parties hereto intend that such interest shall be deemed to be a "first priority security interest" in the Security Assets under the Uniform Commercial Codes as in effect in the States of New York and Delaware, as the case may be, and such interest is granted hereby.

3.      PRESERVATION OF SECURITY
3.1     The security constituted by this mortgage:

(a) shall be a continuing security and shall not be satisfied by any intermediate payment or satisfaction of the whole or any part of the Secured Liabilities but shall secure the ultimate balance of the Secured Liabilities; and

(b) shall be in addition to and shall not be affected by any other lien, charge, equity or encumbrance now or subsequently held by the Beneficiary for all or any of the Secured Liabilities.

3.2 The obligations of the Chargor under this mortgage and this security shall not be affected by any act, omission or circumstances which but for this provision might operate to release or otherwise exonerate the Chargor from its obligations under this mortgage or affect such obligations including (but without limitation) and whether or not known to the Chargor or the Beneficiary:

(a) any time or indulgence granted to or composition with the Issuer or any other person;

(b) the variation, extension, compromise, renewal or release of, or refusal or neglect to perfect or enforce, any terms of the Security Documents or any rights or remedies against, or any security granted by, the Issuer or any other person;

(c) any irregularity, invalidity or unenforceability of any obligations of the Issuer under the Security Documents or any present or future law or order of any government or authority (whether of right or in fact) purporting to reduce or otherwise affect any of such obligations to the intent that the Chargor's obligations under this mortgage and this security shall remain in full force and this mortgage shall be construed accordingly as if there were no such irregularity, unenforceability, invalidity, law or order; and

(d) any legal limitation, disability, incapacity or other circumstances relating to the Issuer, any guarantor or any other person or any amendment to or variation of the terms of the Security Documents or any other document or security.

3.3 The Chargor waives any right it may have of first requiring the Beneficiary to proceed against or claim payment from the Issuer under the Note or enforce any guarantee or security before enforcing this mortgage.

3.4 Until all the Secured Liabilities have been irrevocably paid in full the Chargor shall not, after default and a claim has been made under this mortgage or this mortgage becomes enforceable:

(a) be entitled or claim to rank as creditor in the bankruptcy, liquidation or dissolution of the Issuer or any other guarantor in competition with the Beneficiary; or

(b) receive, claim or have the benefit of any payment or distribution from or on account of the Issuer or any guarantor or claim the benefit of any security or moneys held by or for the account of the Beneficiary and the Beneficiary shall be entitled to apply such security and moneys as it sees fit.

3.5 Where any discharge (whether in respect of this mortgage, any other security or otherwise) is made in whole or in part or any arrangement is made on the faith of any payment, security or other disposition which is avoided or must be repaid on bankruptcy, liquidation or otherwise without limitation, this security and the liability of the Chargor under this mortgage shall continue as if there had been no such discharge or arrangement.

4.      RELEASE AND SUBSTITUTION

4.1 The Chargor may by notice in writing to the Beneficiary at any time substitute Securities (of equivalent market value as determined by the Calculation Agent in its reasonable good faith discretion) for any Shares or other Security Assets secured hereunder and the Beneficiary will agree to the substitution and, at the expense of the Chargor, release to the Chargor its right, title and interest in the relevant
Shares and/or other Security Assets in a form acceptable to the Chargor (including executing any necessary forms required by applicable law), provided that at the time of substitution and release there has been no Default, which Default is continuing or has not been waived, and no such Default will occur as a result of the release and the substitution provided in this sub-clause 4.1.

4.2 If at any time the market value of the Security Assets (including Securities substituted pursuant to sub-clause 4.1 above) secured by the Security Documents is greater than 95 per cent. of the market value of the Note, each as determined by the Calculation Agent in its reasonable good faith discretion, the Beneficiary agrees to release to, and at the expense of, the Chargor, its right, title and interest in such amount of excess Security Assets in a form acceptable to the Chargor (including executing any necessary forms required by applicable law) as will result in the market value of the Security Assets secured hereunder thereafter being equal to 95 per cent., or as close as reasonably practicable thereto, of the market value of the Note at such time, provided that at the time of release there has been no Default, which Default is continuing or has not been waived, and no such Default will occur as a result of the release provided in this sub-clause 4.2.

4.3 Any determination under this clause 4 by the Calculation Agent of the market values of the Security Assets and the Note shall be conclusive and binding on the parties in the absence of manifest error, provided that the Calculation Agent has made such determination in its reasonable good faith discretion.

5.      WARRANTIES AND UNDERTAKING

5.1     The Chargor represents and warrants to the Beneficiary that:

(a) it is a company duly incorporated with limited liability and validly existing under the laws of England;

(b) this mortgage is its legally binding obligation enforceable in accordance with its terms ad is provided for the corporate benefit of the Issuer and its subsidiaries (including the Chargor);

(c) all necessary governmental consents and authorisations and corporate approvals and authorisations for the giving and implementation of this mortgage have been obtained;

(d) the execution, delivery and performance of this mortgage do not conflict with any applicable provision of law or regulation or of the Chargor's memorandum or articles of association or any agreement, instrument, deed or other obligation binding upon it;

(e) the Shares are fully paid and the Chargor is the sole beneficial owner of them, free from any lien, charge, equity or encumbrance;
and

(f) it will be the sole beneficial owner of any other Security Assets, free from any lien, charge, equity or encumbrance.

5.2 The Chargor undertakes to the Beneficiary that it will not sell, transfer, assign, pledge or otherwise encumber the whole or any part of the Security Assets to anyone other than the Beneficiary or except on conversion of the Shares for P Stock pursuant to the Merger or as provided in Clause 4 above.


6.      DOCUMENTS AND REGISTRATION
6.1     The Chargor shall:

(a) immediately deposit with Bear, Stearns Securities Corporation ("BSSC") all certificates or other documents evidencing an entitlement to the Shares and stock powers executed in blank in respect of those Shares;

(b) immediately on conversion of any of the Shares from certificated to uncertificated form, and on the creation or conversion of any other Securities (save for cash) which are for the time being comprised in the Security Assets in or into uncertificated form, give such instructions or directions as the Beneficiary may reasonably require in order to protect or preserve its security;
and

(c) immediately on receipt of any certificate or other document evidencing any entitlement to any further or other Security Assets deposit it with BSSC together with such stock powers executed in blank or other documents as the Beneficiary may reasonably require.

	Unless an Event of Default occurs which shall be continuing and shall not have been waived, the Shares and other Security Assets shall be registered in the name of and held by BSSC as nominee for the Guarantor in the Account, expressly subject to the terms of this mortgage.

6.2 The Chargor authorises the Beneficiary at any time after the occurrence of an Event of Default and for so long as the same shall be continuing or not waived,:

(a) to arrange for any of the Security Assets which are in registered form to be registered in the name of the Beneficiary or a nominee of the Beneficiary (if required by the Beneficiary to perfect the Beneficiary's security); and

(b) (under its powers of realisation) to transfer or cause any of the Security Assets to be transferred to and registered in the name of the Beneficiary or a nominee of the Beneficiary.

6.3 At any time after the occurrence of an Event of Default and for so long as the same shall be continuing or shall not have been waived, the Chargor shall from time to time on the request of the Beneficiary execute and sign all transfers, powers of attorney and other documents and give such instructions and directions as the Beneficiary may reasonably require for perfecting its title to any of the Security
Assets or for vesting the same in itself or its nominee or in any purchaser or transferee.

7.      POWERS
7.1 Unless an Event of Default occurs which shall be continuing and shall not have been waived, the Chargor shall be entitled to all the rights and powers attaching to the Security Assets, including (without limitation) the right to exercise, or to direct the exercise of, any voting rights attached to any of the Security Assets and the right to receive all dividends, interest and income from the Security Assets, but only in a manner consistent with the terms of this mortgage.

7.2 At any time after the occurrence of an Event of Default which shall be continuing and shall not have been waived and without any further consent or authority on the part of the Chargor, the Beneficiary may exercise at its discretion (in the name of the Chargor or otherwise) in respect of any of the Security Assets any voting rights and any powers or rights which may be exercised by the person or persons in whose name or names the Security Assets are registered or who is the holder or bearer of them including (but without limitation) all the powers given to trustees by section 10(3) and (4) of the Trustee Act 1925 (as amended by section 9 of the Trustee Investments Act 1961) in respect of securities or property subject to a trust.

7.3     If the Beneficiary takes any such action as is referred to in subclause
7.2 above the Beneficiary will give notice to the Chargor as soon as practicable.

8.      ENFORCEMENT OF SECURITY
At any time after an Event of Default occurs and for so long as the same shall be continuing or not waived, the Beneficiary shall be entitled to put into force and to exercise immediately or as and when it may see fit any and every power possessed by the Beneficiary by virtue of this mortgage or available to a secured creditor (so that section 93 and section 103 of the Law of Property Act 1925 shall not apply to this security) and in particular (but without limitation) the Beneficiary shall have power:

(a) to sell all or any of the Security Assets in any manner permitted by law upon such terms as the Beneficiary shall in its absolute discretion determine; and

(b) to collect, recover or compromise and to give a good discharge for any moneys payable to the Chargor in respect of any of the Security Assets.

9.      APPLICATION OF PROCEEDS
All moneys received by the Beneficiary in respect of the Security Assets after this security has become enforceable shall be applied by the Beneficiary in or towards payment of the Secured Liabilities in such order as the Beneficiary sees fit but without prejudice to the right of the Beneficiary to recover any shortfall from the Chargor. To the extent that there exists any surplus after having paid all the Secured Liabilities in full, such amount shall be returned to the Chargor.

10.     POWER OF ATTORNEY
At any time after an Event of Default occurs and for so long as the same shall be continuing or not waived, the Chargor by way of security irrevocably appoints the Beneficiary the attorney of the Chargor on its behalf and in the name of the Chargor or the Beneficiary (as the attorney may decide) to do all acts and things and execute all documents which the Chargor could itself do in relation to any of the Security Assets or in connection with any of the matters provided for in this mortgage, including (but without limitation):

(a) to execute any transfer, stock power, bill of sale or other assurance in respect of the Security Assets;

(b) to exercise all the rights and powers of the Chargor in respect of the Security Assets;

(c) to ask, require, demand, receive, compound and give a good discharge for any and all moneys and claims for moneys due and to become due under or arising out of any of the Security Assets;

(d) to endorse any cheques or other instruments or orders in connection with any of the Security Assets; and

(e) to make any claims or to take any action or to institute any proceedings which the Beneficiary considers to be necessary or advisable to protect the security created by this mortgage.

11.     PROTECTION OF PURCHASER
11.1 No purchaser or other person dealing with the Beneficiary or with its attorney or agent shall be concerned to enquire (i) whether any power exercised or purported to be exercised by it or him has become exercisable, (ii) whether any money remains due on this security, (iii) as to the propriety or regularity of any of its or his actions or (iv) as to the application of any money paid to it or him.

11.2 In the absence of bad faith on the part of such purchaser or other person, such dealings shall be deemed, so far as regards the safety and protection of such purchaser or other person, to be within the powers conferred by this mortgage and to be valid accordingly. The remedy of the Chargor in respect of any impropriety or irregularity whatever in the exercise of such powers shall be in damages only.

12.     DELEGATION
The Beneficiary may at any time or times:

(a) delegate to any person(s) all or any of its rights, powers and discretions under this mortgage on such terms (including power to subdelegate) as the Beneficiary sees fit; and

(b) employ agents, managers, employees, advisers and others on such terms as the Beneficiary sees fit for any of the purposes set out in this mortgage.

13.     WAIVERS; REMEDIES CUMULATIVE
The rights of the Beneficiary under this mortgage:

(a)     may be exercised as often as necessary;

(b) are cumulative and are not exclusive of its rights under the general law; and

(c) may be waived only in writing and specifically and may be on such terms as the Beneficiary sees fit.

14.     FURTHER ASSURANCE
The Chargor shall from time to time upon the request of the Beneficiary promptly and duly execute and deliver any and all such further instruments and documents as the Beneficiary may deem desirable for the purpose of obtaining the full benefit of this mortgage and of the rights and powers granted under it.

15.     MISCELLANEOUS
15.1 Neither the Beneficiary nor the Chargor may assign any of its rights or obligations under this mortgage without the consent of the other.

15.2 If a provision of this mortgage is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:

(a) the validity or enforceability in that jurisdiction of any other provision of this mortgage; or

(b) the validity or enforceability in other jurisdictions of that or any other provision of this mortgage.

15.3 This mortgage may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument and any party may enter into this mortgage by executing a counterpart.

16.     NOTICES
16.1 All notices or other communications under or in connection with this mortgage shall be given in writing or by facsimile. Any such notice will be deemed to be given as follows:

(a)     if in writing, when delivered; and

(b)     if by facsimile, when received.

However, a notice given in accordance with the above but received on a non-working day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.

16.2    The address, facsimile number and attention details of the Chargor are:

Bear, Stearns International Limited
One Canada Square
London E14 5AD

Attention:              Matthew Redshaw
Facsimile Number:       (212) 272-1634



or such other as either party may notify to the other by not less than 5 business days' notice.

17.     GOVERNING LAW AND JURISDICTION
17.1 This mortgage is governed by and shall be construed in accordance with English law.

17.2 The Chargor hereby submits to the non-exclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York state court sitting in New York City for the purposes of all legal proceedings arising out of or relating to this mortgage or the transactions contemplated hereby. The Chargor irrevocably waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

IN WITNESS of which this mortgage has been executed as a deed and has been delivered on the date first appearing on page 1.

EXECUTED as a deed by                      )
BEAR, STEARNS INTERNATIONAL LIMITED)
acting by               and                        )


 ....................................       ................................
Director                                   Director/Secretary








DATED November 20, 1996


BEAR, STEARNS INTERNATIONAL LIMITED


and


another

__________________________

MORTGAGE OF SHARES
__________________________


New York